300 Renaissance Center Detroit, MI 48265-3000

September 8, 2025

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	General Motors Company
Form 10-K for the Year Ended December 31, 2024
Filed January 28, 2025
File No. 001-34960

To whom it may concern:

This letter from General Motors Company (“we”, “our”, “us”, “GM” or the “Company”) is in response to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by letter dated August 26, 2025, relating to the Company’s Form 10-K for the Year Ended December 31, 2024 (“2024 10-K”) (File No. 001-34960) filed with the Commission on January 28, 2025.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-K for the Year Ended December 31, 2024

Notes to Consolidated Financial Statements

Note 23. Segments, page 100

1.

We note that your tabular disclosures of segment information beginning on page 101 include columns for each of the reportable segments, as well as columns for “Corporate” and “Eliminations/Reclassifications”, which are added to arrive at a “Total” column. This presentation appears to result in a total Earnings (loss) before interest and taxes - adjusted amount, inclusive of Corporate. Please revise to reconcile the total of the reportable segments’ measures of profit or loss to consolidated income before income taxes. Refer to ASC 280-10-50-30(b). In this regard, the reconciliation should include a single amount for the subtotal of the reportable segments’ measures of profit or loss with a reconciliation of that amount to consolidated income before income taxes. Similarly, please revise to reconcile other totals of reportable segments’ amounts, such as revenues, assets, and depreciation and amortization, to the corresponding consolidated amounts as required by ASC 280-10-50-30.

We respectfully note for the Staff that all of the amounts needed for the reconciliations required by ASC 280-10-50-30 are provided in our quantitative disclosure, and all significant reconciling items are separately identified and described in accordance with ASC 280-10-50-31. We believe our current presentation facilitates the inclusion of a Total Automotive metric in a manner that is easily understood by a user of our financial statements. Refer to our response to Comment No. 3 as to why we present a Total Automotive subtotal. We also believe reconciling to a total consolidated Earnings (loss) before interest and taxes-adjusted amount aligns with the principles in Topic 280 as this metric is regularly provided to and used by our chief operating decision-maker to make resource allocation decisions. This metric is also a primary metric contained in our materials provided to investors and analysts. We believe our current quantitative disclosure not only presents how our reportable segments information relates to the consolidated total in an easily understood fashion, but also facilities a user’s understanding of other financial metrics that are communicated to interested parties.

In response to the Staff’s comment, we propose adding a footnote to our table in future filings that discloses the total reportable segment amounts for Net sales and revenue, Earnings (loss) before interest and taxes–adjusted, and Total assets as opposed to revising our current tabular format. We would include totals for other reportable segments’ amounts being disclosed (e.g., Expenditures for property, Depreciation and amortization, etc.) if the reconciling amounts are other than minor. The inclusion in future filings of the totals in a footnote would clarify the amounts needed for the reconciliations required by ASC 280-10-50-30. Refer to an illustrative example in the Exhibit attached hereto.

2.

We also note that the “Corporate” column includes amounts, such as net sales and revenue, segment expenses and other items, adjustments, and earnings (loss) before interest and taxes—adjusted. ASC 280-10-50-15 requires information about other business activities and operating segments that are not reportable to be combined and disclosed in an all other category separate from other reconciling items in the reconciliations required by ASC 280-10-50-30 through 50-31. Please revise your disclosures accordingly. Please provide us with your proposed revised disclosure. See also ASC 280-10-55-48.

We disclose in our Note 23 that Corporate includes certain centrally recorded income and costs, such as corporate expenditures and certain revenues and expenses that are not included in another reportable segment.1 In accordance with paragraph 280-10-50-15, Corporate represents an “all other” category consisting of other business activities primarily associated with our automotive operations. Corporate does not include eliminations and other reconciling items needed to derive our consolidated results. As such, the tabular presentation in Note 23 does, in accordance with paragraph 280-10-15-25, present “All Other” activities separate from other reconciling items needed to derive our consolidated results. The Net sales and revenue, expenses, Adjustments, and Earnings (loss) before interest and taxes–adjusted amounts are presented in Corporate to facilitate the reconciliation of our reportable segment amounts to consolidated amounts and, as noted in the response to Comment No. 1, to permit a user to better understand the components of our consolidated Earnings (loss) before interest and taxes–adjusted financial metric. The amounts presented in Corporate for Total assets, Expenditures for property, Depreciation and amortization and Impairments (if applicable) also facilitate a reconciliation to our consolidated amounts. Please refer to our proposal to add an additional footnote to our table in future filings in our response to Comment No. 1.

[1]

See Note 23. Segment Reporting, in GM’s 2024 Form 10-K at page 100: “Our automotive interest income and interest expense, legacy costs from the Opel/Vauxhall Business (primarily pension costs), corporate expenditures and certain revenues and expenses that are not part of a reportable segment are recorded centrally in Corporate. Corporate assets primarily consist of cash and cash equivalents, marketable debt securities and intersegment balances. All intersegment balances and transactions have been eliminated in consolidation.”

3.

Please explain to us why you believe it is appropriate to include the subtotal “Total Automotive” in your table of key financial information by segment. In this regard, it does not appear that Total Automotive is a reportable segment, and disclosing a profitability measure for a subset of the reportable segments and amounts in the “Corporate” column does not appear to be considered in ASC 280-10-50-22 or 50-30. Please advise or revise your disclosure accordingly.

We note that ASC 280-10-45-2 does not preclude disclosure of additional information that may contribute to a better understanding of the entity or a particular line of business. While Total Automotive is not a reportable segment, we have historically disclosed our Total Automotive results because we believe this is a financial metric that is important to users of our financial statements. Total Automotive consists of our GMNA and GMI reportable operating segments, amounts categorized in Corporate (i.e., “all other” automotive business activities) and certain eliminations needed to derive amounts included in our consolidated financial statements that are associated with our automotive operations. This presentation aligns with the fact that the Company’s Automotive operations, GM Cruise and GM Financial operations are fundamentally different businesses. Accordingly, we believe investors and analysts focus on a review of our Total Automotive results in combination with our more granular reportable operating segment disclosures that are provided for our Automotive operations and separately for GM Cruise and GM Financial. The presentation of a Total Automotive financial metric also facilitates a better understanding of our Net automotive cash provided by operating activities liquidity metric.2 This is a key financial metric for investors and other users of our financial statements as it represents useful information on the material uses and sources of cash generated from our core automotive operations. The inclusion of the Total Automotive subtotal provides users income statement amounts utilized to derive Net automotive cash provided by operating activities. As such, because of the importance of our core Automotive operations to our overall consolidated financial results and the fact that GM Cruise and GM Financial are fundamentally different businesses, we believe providing a Total Automotive financial metric permits a user to better understand our consolidated financial results and cash generating ability, and inclusion of such a metric is in accordance with ASC 280-10-45-2.

4.

We note your presentation of the “Segment expenses and other items” and “Adjustments” line items in arriving at “Earnings (loss) before interest and taxes – adjusted.” Please tell us whether any of these amounts represent significant segment expenses disclosed pursuant to ASC 280-10-50-26A, or, if they are other segment items pursuant to ASC 280-10-50-26B, why they have been presented separately.

Neither of the lines represent significant segment expenses disclosed pursuant to ASC 280-10-50-26A; rather, the combined amounts represent other segment items pursuant to ASC 280-10-50-26B. We elected to present the amounts separately because we believe such a presentation provides for a better understanding of the differences between the measurements of our reportable segments’ profits or losses, which is on an adjusted basis, and the unadjusted amounts included in our consolidated income statement. And, although our segment profitability metric, Earnings (loss) before interest and taxes–adjusted, is not a non-GAAP measure when presented in conformity with ASC 280, we believe disclosing the Adjustments included in Earnings (loss) before interest and taxes–adjusted is responsive to the concepts outlined in Regulation G and Item 10(e) when adjustments are made to amounts included in the consolidated results. To clarify our intended presentation, we will revise our presentation in future filings and combine the two amounts into a Segment expenses and other items financial line caption and disclose the Adjustments included within each column in a separate line item below the Earnings (loss) before interest and taxes–adjusted financial line caption. Refer to an illustrative example in the Exhibit attached hereto.

[2]	Net automotive cash provided by operating activities is disclosed in the “Liquidity and Capital Resources” section of GM’s 2024 10-K MD&A.

We appreciate your assistance in our compliance with applicable disclosure requirements and in enhancing the overall disclosures in our filings. Should you have any questions or comments regarding the responses in this letter, please feel free to contact me at (313) 407-3260.

Very Truly Yours,

/s/ Christopher T. Hatto
Christopher T. Hatto
Vice President, Global Business Solutions and
Chief Accounting Officer

Exhibit:

Revised Segment Footnote Table - For illustration purposes, using Note 23. Segment Reporting, from GM’s 2024 10-K, in future filings we would add a new footnote to present a reportable segment total for Net sales and revenue, Earnings (loss) before interest and taxes-adjusted and Total assets; and combine the previously reported Segment expenses and other items financial line with the Adjustments financial line, and add the adjustment amounts for each column to the existing Adjustments line item below Earnings (loss) before interest and taxes-adjusted (items amended in bold and italics below).

	GMNA	GMI	Corp	Auto Elims	Total Automotive	GM Cruise	GM Financial	Elims / Reclasses	Total GM(d)
Net sales and revenue	157,509	13,890	206	—	171,605	257	15,875	(296)	187,442
Segment expenses and other items(a)	(142,981)	(13,587)	(1,334)	—	(157,902)	(1,958)	(12,911)	263	(172,508)
Earnings (loss) before interest and taxes-adjusted	14,528	303	(1,129)	—	13,703	(1,701)	2,965	(33)	14,934
Adjustments(b)	(738)	(4,262)	(64)	—	(5,064)	(1,107)	(320)	—	(6,491)
Automotive interest income									967
Automotive interest expense									(846)
Net (loss) attributable to noncontrolling interests									(45)

Income before income taxes									8,519
Income tax expense									(2,556)

Income from continuing operations									5,963
Net loss attributable to noncontrolling interests									45

Net income attributable to stockholders									6,008
Equity in net assets of nonconsolidated affiliates	4,447	1,449	—	—	5,896	—	1,206	—	7,102
Goodwill and intangibles	1,966	676	—	—	2,642	570	1,339	—	4,551
Total assets	165,905	21,769	38,817	(85,117)	141,374	2,948	139,156	(3,717)	279,761
Expenditures for property	10,266	415	30	—	10,711	7	24	88	10,830
Depreciation and amortization	5,963	506	80	—	6,548	25	4,883	—	11,456
Impairment charges	—	—	—	—	—	933	—	—	934
Equity income(c)	955	(4,400)	—	—	(3,445)	—	(256)	—	(3,701)

(a)

Segment expenses and other items for Automotive segments primarily include material and logistics; manufacturing; equity income; selling, general and administrative people-related costs; advertising; information technology; engineering; professional services; and policy, campaign, and warranty. GM Financial items consist primarily of GM Financial interest expense; leased vehicle depreciation; people-related costs; provision for loan losses and gains and losses on termination of leased vehicles. Cruise items primarily consist of people-related costs.

(b)

Consists of charges related to the Buick dealerships and restructuring actions in GMNA; charges related to manufacturing operations wind down in GMI; China restructuring actions in GMI, GMNA and GM Financial; headquarters relocation in Corporate; and charges related to Cruise restructuring and Cruise realignment.

(c)

Equity loss associated with our Automotive China JVs include impacts of the other-than-temporary impairment and our portion of restructuring charges. Equity earnings related to Ultium Cells Holdings LLC are presented in Automotive and other cost of sales as this entity is integral to the operations of our business by providing battery cells for our EVs. Refer to Note 8 for additional information.

(d)

Total reportable segments include GMNA, GMI, Cruise and GMF. Total reportable segment Net sales and revenue is $187,532 million, total reportable segment Earnings (loss) before interest and taxes-adjusted is $16,095 million, and total reportable segment Total assets are $329,778 million at period ended December 31, 2024.

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